EXHIBIT 99.1

TransAlta Corporation Announces Results of the Annual Meeting of Shareholders and Election of all Directors

CALGARY, Alberta, April 25, 2024 (GLOBE NEWSWIRE) -- TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") held its Annual Meeting of Shareholders (“the Meeting”) on April 25, 2024. The total number of common shares represented by shareholders at the Meeting and by proxy was 194,587,285, representing 63.21 per cent of the Company’s outstanding common shares.

The following resolutions were considered by shareholders:

Election of Directors

The twelve director nominees proposed by management were elected. The votes by ballot were received as follows:

Nominee	Votes For	Per cent	Against	Per cent
John P. Dielwart	187,971,087	99.50%	952,208	0.50%
Alan J. Fohrer	187,736,517	99.37%	1,186,602	0.63%
Laura W. Folse	187,808,261	99.41%	1,116,958	0.59%
Harry A. Goldgut	188,080,397	99.55%	842,898	0.45%
John H. Kousinioris	187,992,591	99.51%	930,548	0.49%
Candace J. MacGibbon	187,620,471	99.31%	1,304,768	0.69%
Thomas M. O’Flynn	182,108,667	96.39%	6,814,452	3.61%
Bryan D. Pinney	188,013,643	99.52%	909,632	0.48%
James Reid	188,104,667	99.57%	818,628	0.43%
Manjit K. Sharma	187,918,417	99.47%	1,004,824	0.53%
Sandra R. Sharman	186,504,893	98.72%	2,420,326	1.28%
Sarah A. Slusser	187,989,860	99.50%	935,379	0.50%

Appointment of Auditors

The appointment of Ernst & Young LLP to serve as the auditors for 2024 was approved. The votes by ballot were received as follows:

Votes For	Per cent	Withheld	Per cent
192,404,387	98.88%	2,182,897	1.12%

Advisory Vote on Executive Compensation (also known as “say-on-pay”)

The non-binding advisory vote on the Company's approach to executive compensation or say-on-pay was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
187,077,751	99.02%	1,848,374	0.98%

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of hydro-electric power. For over 112 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com